Mail Stop 4561

November 29, 2007

Alton E. Yother
Chief Financial Officer
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, Alabama 35203

     RE: **Regions Financial Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2006
               Filed March 1, 2007
               File No. 000-50831

Dear Mr. Yother:

     We have completed our review of your Form 10-K and have no further comments at this time.

               Sincerely,

               Michael C. Volley
               Senior Accountant